UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON,  D.C.  20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2016

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to __________

Commission file number: 1-10431

A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX NONQUALIFIED

SUPPLEMENTAL RETIREMENT PLAN

IRS Employer Identification Number:  33-0379007

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION

1 AVX Boulevard

Fountain Inn,  SC 29644

AVX NONQUALIFIED

SUPPLEMENTAL RETIREMENT PLAN

INDEX

Page No.

Report of Independent Registered Public Accounting Firm	3

Statements of Financial Condition as of December 31, 2016 and 2015	4

Statements of Income and Changes in Plan Equity for the years ended December 31, 2016, 2015 and 2014	5

Notes to Financial Statements	6-14

Signature	15

Schedule I – Investments	16

Exhibit:
23.1 Consent of Elliott Davis Decosimo, LLC dated March 22, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

AVX Nonqualified Supplemental Retirement Plan:

We have audited the accompanying statements of financial condition of the AVX Nonqualified Supplemental Retirement Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of income and changes in plan equity for each of the years in the three year period ended December 31, 2016. Our audits also included the financial statement schedule, Schedule I.  These financial statements and financial statement schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 2016 and 2015, and the results of its operations and changes in plan equity for each of the years in the three year period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, the related financial statement, Schedule I, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Elliott Davis Decosimo, LLC

Greenville, South Carolina

March 22, 2017

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

STATEMENTS OF FINANCIAL CONDITION

As of December 31, 2016 and 2015

	2016	2015
Assets:
Investments at fair value:
Mutual funds	$4,120,303	$3,542,061
Guaranteed Deposit Account, at contract value	1,263,305	1,243,878
Money Market Fund	9,099	9,135
AVX Corporation Common Stock	285,326	248,688
Kyocera Corporation American Depository Shares	16,029	12,726
Total investments	5,694,062	5,056,488

Receivables:
Employer contribution	191,525	195,826
Employee contribution	7,559	5,977
Total contribution receivable	199,084	201,803

Plan equity	$5,893,146	$5,258,291

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

For the years ended December 31, 2016, 2015 and 2014

	2016	2015	2014
Net investment income (loss):
Dividends	$79,848	$85,902	$77,666
Interest	28,895	66,852	66,892
Realized gain on investments	114,366	466,710	205,597
Unrealized gain (loss) on investments	166,632	(671,469)	(6,566)
Total investment income (loss)	$389,741	$(52,005)	$343,589

Contributions:
Employer	312,491	315,129	241,634
Employee	211,245	338,390	309,711
Total contributions	523,736	653,519	551,345

Total additions	913,477	601,514	894,934

Deductions:
Benefit payments	(275,686)	(3,950,670)	(317,164)
Administration fees	(2,936)	(4,474)	-
Total deductions	(278,622)	(3,955,144)	(317,164)

Net increase (decrease)	634,855	(3,353,630)	577,770

Plan equity at beginning of year	5,258,291	8,611,921	8,034,151

Plan equity at end of year	$5,893,146	$5,258,291	$8,611,921

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following brief description of the AVX Nonqualified Supplemental Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General

The Plan was established August 1, 1994 to provide certain officers and highly compensated managers of AVX Corporation (“AVX”) or (the "Company"), with supplemental retirement benefits.  Effective January 1, 2005, the AVX Corporation Supplemental Executive Retirement Plan (the “SERP Plan”), that was established January 1, 1998, was merged into the Plan.  All balances from the SERP Plan were transferred into the Plan.  Any employee eligible to participate in the AVX Corporation Retirement Plan is eligible to participate in the SERP portion of the plan and any employee eligible to participate in the AVX Corporation Retirement Plan whose annual compensation is in excess of $265,000 for the plan years 2016 and 2015, and $260,000 for the plan year 2014 (as such limit is defined by the Internal Revenue Code) is eligible to participate in the Supplemental Retirement portion of the Plan. An employee who, in prior years,  becomes an eligible participant in the Plan shall continue to be eligible to fully participate in the Plan regardless of whether such employee’s annual compensation falls below the annual compensation limit for the year. In December of 2007, the Plan was amended to comply with the final regulations under Internal Revenue Code Section 409A. These amendments were effective January 1, 2008. The Company is the Plan’s sponsor and Plan administrator. John Hancock Trust Company LLC (the “Trustee”) is the Plan’s trustee and record keeper.

In 2009, the Plan was amended and restated effective January 1, 2010. Among other changes to the Plan, the amendment eliminated the Supplemental Retirement portion of the Plan with the related eligibility criteria.  In addition, the amended Plan provides that all employer contributions will be paid annually, and plan eligibility is based upon the Company’s Board of Directors’ discretion.

Deferred Compensation Contribution

The SERP Plan allows each participant to irrevocably elect to defer receipt of all or a portion of eligible compensation for that year prior to January l of each year.

Company Matching Contribution

The Company will match contributions equal to 100% of the first 3% of the amount that is deferred under the AVX Corporation Retirement Plan.  After the maximum contribution limit has been reached under the AVX Corporation Retirement Plan, the Company will match contributions equal to 100% of the first 3% of the amount deferred that is related to eligible compensation (currently between $265,000 and $600,000) in the Plan. This match to the Plan shall be invested in the AVX Stock Fund. Upon attaining the age of fifty-five, a participant may elect to change the investment of any matching contributions made on his behalf. Total Company match for any participant in the Plan cannot exceed 3% of eligible compensation for the Plan year.

Non-discretionary Contribution

The Company makes an annual non-discretionary contribution equal to 5% of eligible compensation.

Discretionary Contribution

The Company may make an annual discretionary contribution between 0% - 5% of eligible compensation.  The contribution amount is subject to approval by the Company’s Board of Directors. For the plan years ended in 2015 and 2014, the Company’s Board of Directors approved a 5% discretionary match.  In late June or early July 2017, the Company’s Board of Directors will determine the discretionary contribution, if any, for the plan year ended December 31, 2016.

Effective January 1, 2015, the Plan was amended to increase the Company's contribution for participants whose ability to receive matching contributions under a related plan is limited because of their compensation.  Also effective January 1, 2015, the Plan was amended to allow participants to direct the Company's matching contributions into investments of his or her choice, instead of into the AVX Stock Fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Each participant shall be fully vested and have a non-forfeitable interest in his account including all company contributions.

Payment of Benefits

Benefits under the Plan shall be payable to a participant or beneficiary upon the earlier of such participant's separation from service, disability, or death in a lump-sum payment or in installments over a period not to exceed 10 years.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting except for the match paid in June. Investments held by a defined contribution plan are required to be reported at fair value except for fully benefit-responsive investment contracts.  Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Contributions

Employer contributions under the non-discretionary contribution feature include amounts equal to the aggregate amount that would have been contributed based on a participant’s eligible compensation under the non-discretionary contribution feature of the AVX Corporation Retirement Plan. The employer contributions associated with the discretionary contribution feature of the Plan are not readily determinable until after the Company’s fiscal year ended March 31 and are included in the Plan in the year paid. Contributions from employees are recorded in the period withheld.

Payment of Benefits

Benefits are recorded when paid.

Investment Transactions and Investment Income

For purposes of determining realized gains and losses, the Plan uses the average cost method to determine the cost basis of disposed assets.  Net appreciation [depreciation] includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Purchases and sales are recorded on the trade date.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.

Administrative Expenses

The Plan invests in various mutual funds with revenue-sharing agreements that partially offset fees.  Plan fees that are not offset with revenue from these agreements are paid by the Company or from plan assets.  In addition, the Company pays Plan fees related to stock administration of the AVX Stock Fund and the Kyocera Stock Fund.  These stock administration fees are based on the market value of these funds.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of plan equity at the date of the financial statements and the changes in plan equity during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Investment Valuation

Plan investments are reported at fair value except for the Guaranteed Deposit Account, which is reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s management determines the Plan’s valuation policies utilizing information provided by the investment advisors. See Note 4.

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued.  Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements.  Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date.  Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.

Reclassification

Certain amounts previously presented in our Form 11-K for prior periods have been reclassified to conform to current classifications. All such reclassifications had no impact on the prior periods’ plan equity as previously reported.

New Accounting Standards

In May 2015, the Financial Accounting Standards Board (“FASB”) amended the Fair Value Measurement topic of the Accounting Standards Codification by issuing guidance that removes the requirements to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient.  The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient.  Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.  The amendments were effective for fiscal years beginning after December 15, 2015 with early adoption permitted.  A reporting entity should apply the amendments retrospectively to all periods presented.  The retrospective approach requires that an investment for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity’s financial statements.  The Plan’s management early adopted the above amendments as of December 31, 2014, and all periods presented reflect the adoption of the standard.

In July 2015, the FASB issued Accounting Standards Update (“ASU”) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) – (I) Fully Benefit-Responsive Investment Contracts, (II) Plan Investment Disclosures, and (III) Measurement Date Practical Expedient (a consensus of the FASB Emerging Issues Task Force). The purpose of this ASU is to simplify plan accounting.

•

The amendments in Part I of this ASU designate contract value as the only required measure for direct investments in fully benefit-responsive investment contracts. Fully benefit-responsive investment contracts will be presented at contract value, accordingly there will no longer be an adjustment from fair value to contract value on the face of the financial statements.

•

The amendments in Part II of this ASU will eliminate the requirements for plans to disclose (1) individual investments that represent 5 percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments. The net appreciation or depreciation in investments for the period will still be required to be presented in the aggregate. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

•

The amendments in Part III of this ASU reduce complexity in employee benefit plan accounting by providing a practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end.

This ASU may be adopted in whole or by part (I, II, and III), as applicable. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the amendments in Parts I and II shall be applied retrospectively to all periods presented; the amendments in Part III shall be applied prospectively. The Plan adopted amendments in Part I, Part II, and Part III of this ASU for the 2015 plan year, and the amendments in Part I and Part II were retrospectively applied to all periods presented.  The impact of adopting these amendments is reflected in the financial statements.

In January 2016, FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. With certain exceptions, early adoption is not permitted. Plan management is currently evaluating the impact that ASU 2016-01 will have on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

3.	Investment Programs

The Plan’s investment alternatives include the following:

New York Life Guaranteed Deposit Account: The New York Life Guaranteed Deposit account, a Group Annuity Contract, seeks to provide a low risk stable value investment, offering competitive yields and limited volatility, with a guarantee of principal and accumulated interest and liquidity to meet participant-initiated benefit needs.  This fund became an investment option during 2012 and had six participants at December 31, 2016 and six participants at December 31, 2015.

Kyocera Stock: This account invests in shares of the Kyocera Corporation.  The objective is to give participants the opportunity to share in the success and growth of Kyocera and AVX by allowing participants to become part owners.  The account’s value will fluctuate, based on the success of Kyocera, AVX and the stock market in general.  This account had one participant at December 31, 2016 and one participant at December 31, 2015.

AVX Stock: This account invests in shares of AVX stock.  This account also gives participants the opportunity to share in the success and growth of AVX.  The account’s value will fluctuate, based on the success of AVX and the stock market in general.  This account had four participants at December 31, 2016 and six participants at December 31, 2015.

Janus Balanced Fund: The Janus Balanced Fund, a mutual fund, pursues investment objectives by investing 35-65% of its assets in equity securities and the remaining assets in fixed-income securities and cash equivalents.  This fund had ten participants at December 31, 2016 and six participants at December 31, 2015.

MainStay S&P 500 Index Fund: The MainStay S&P 500 Index Fund, a mutual fund, seeks to provide investment results that correspond to the total return performance (reflecting reinvestment of dividends) of common stocks in the aggregate, as represented by the S&P 500 Index. This fund had seven participants at December 31, 2016 and two participants at December 31, 2015.

BlackRock Total Return Institutional Fund: The BlackRock Total Return Institutional Fund, a truly diversified core bond portfolio, brings institutional bond expertise to individual investors with a history of strong risk-adjusted returns.  The investment approach includes investing primarily in investment grade fixed income securities of any maturity as it seeks a total return that exceeds half of the Barclays U.S. Aggregate Bond Index. This fund became an investment option in 2014 and had nine participants at December 31, 2016 and six participants at December 31, 2015.

BlackRock Inflation Protected Bond:  The BlackRock Inflation Protected Bond Fund, a high-quality inflation protection is a distinct portfolio diversifier and purses protection and income.  The Fund invests at least 80% of its assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities, and U.S. and non-U.S. corporations.  This fund became an investment option in 2014 and had four participants at December 31, 2016 and three participants at December 31, 2015.

American Funds - EuroPacific Growth Fund:  The American Funds - EuroPacific Growth Fund, a mutual fund, seeks long-term growth of capital.  The fund normally invests at least 80% of assets in securities of issuers located in Europe and the Pacific Basin.  The fund may also hold cash, money market instruments, and fixed-income securities.  This fund had six participants at December 31, 2016 and five participants at December 31, 2015.

Wells Fargo Special Mid Cap Value Fund: The Wells Fargo Special Mid Cap Value Fund, a mutual fund, seeks long term capital appreciation. The fund principally invests in equity securities of medium-capitalization companies, which are defined as securities of companies with market capitalizations within the range of the Russell Midcap Index that are believed to represent attractive opportunities. This fund had eight participants at December 31, 2016 and four participants at December 31, 2015.

Columbia Select Large Cap Value Fund: The Columbia Select Large Cap Value Fund, a mutual fund, has a bottom-up, fundamental investment process that seeks to invest in a concentrated portfolio of large-cap companies.  The fund seeks to identify companies having the potential to accelerate their earnings growth rate through a change in management, a major restructuring, or the company’s point in the economic cycle.  It takes a buy and hold approach toward investing, resulting in low annual turnover.  This fund had eight participants at December 31, 2016 and six participants at December 31, 2015.

MainStay Large Cap Growth Fund: The MainStay Large Cap Growth Fund, a mutual fund, seeks long-term growth of capital. The fund invests in companies that have the potential for above-average future earnings growth. It normally invests at least 80% of assets in large-capitalization companies which have a market capitalization in excess of $4.0 billion and generally are improving their financial returns. The fund is permitted to invest up to 20% of net assets in foreign securities. This fund had eight participants at December 31, 2016 and had five participants at December 31, 2015.

Mass Mutual Premier Small Cap Opportunity Fund: The Mass Mutual Premier Small Cap Opportunity Fund, a mutual fund, seeks to provide long-term capital appreciation. The fund invests at least 80% of its assets in U.S. companies with market capitalizations less than $6 billion, and which fund managers believe have favorable business trends or prospects. This fund had three participants at December 31, 2016 and had two participants at December 31, 2015.

Oppenheimer Developing Markets Fund: The Oppenheimer Developing Markets Fund, a mutual fund, seeks to invest in emerging-market businesses that appear likely to grow at a faster pace than world GDP and may benefit from distinctive structural global growth themes known as “Big Ideas.”  The fund provides investors access to companies in rapidly growing countries that are believed to have sustainable, above-average earnings growth.  This fund had two participants at December 31, 2016 and one participant at December 31, 2015.

The Plan's realized and unrealized gains (losses) for the years ended December 31 are as follows:

	2016	2015	2014
Realized gains
Common stock	$2,754	$39,739	$3,499
Mutual funds	111,612	426,971	202,098
	114,366	466,710	205,597
Unrealized gains (losses)
Common stock	66,785	(135,898)	(33,812)
Mutual funds	99,847	(535,571)	27,246
	166,632	(671,469)	(6,566)
Realized and unrealized gains (losses)	$280,998	$(204,759)	$199,031

4.	Fair Value

Fair Value Hierarchy:

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

▪	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

▪

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

▪	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

	Fair Value at December 31, 2016	(Level 1)	(Level 2)	(Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds	$4,120,303	$4,120,303	$-	$-
Money Market Fund	9,099	9,099	-	-
Common Stock:
AVX Corporation Common Stock	285,326	285,326	-	-
Kyocera Corporation ADS	16,029	16,029	-	-
Total	$4,430,757	$4,430,757	$-	$-

	Fair Value at December 31, 2015	(Level 1)	(Level 2)	(Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds	$3,542,061	$3,542,061	$-	$-
Money Market Fund	9,135	9,135	-	-
Common Stock:
AVX Corporation Common Stock	248,688	248,688	-	-
Kyocera Corporation ADS	12,726	12,726	-	-
Total	$3,812,610	$3,812,610	$-	$-

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

American Depository Shares (“ADS”) and Common Stock

ADS and common stock are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds

Mutual funds are valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission (“SEC”).  The funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The funds held by the Plan are deemed to be actively traded.

Money Market Fund

The money market fund investment option is the PIMCO Money Market Admin Fund. The Plan invests in the money market fund to provide daily liquidity. Fair value is based on the NAV that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV).

5.	Guaranteed Investment Contract

The Plan holds a traditional investment contract. This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The contract value of the traditional investment contract held by the Plan was $1,263,305 and $1,243,878 at December 31, 2016 and 2015, respectively.

The traditional investment contract held by the Plan is a guaranteed investment contract. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 2.15 percent. The crediting rate is reviewed on a quarterly basis for resetting. The contract cannot be terminated before the scheduled maturity date.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Such events include the following: (a) premature termination of the contracts, (b) Plan termination or merger, (c) changes to the Plan’s prohibition on competing investment options, or (d) bankruptcy of the Company or other Company events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Such events include the following: (a) an uncured violation of the Plan’s investment guidelines, (b) a breach of material obligation under the contract, (c) a material misrepresentation, or (d) a material amendment to the agreements without the consent of the issuer.

6.	Non participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments is as follows:

	December 31,
	2016	2015
Net Assets
PIMCO Money Market Fund	$5,035	$5,093
AVX Corporation Common Stock	167,404	146,907
Total	$172,439	$152,000

		December 31,
		2016	2015	2014
Changes in Net Assets
	Contributions	$-	$-	$-
	Dividends	4,980	11,792	8,230
	Transfers	(24,000)	(115,880)	(48,132)
	Net appreciation (depreciation)	39,459	(37,993)	447
	Benefits paid to participants	-	-	-
Total		$20,439	$(142,081)	$(39,455)

7.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time.  However, termination of the Plan shall not, without the consent of a participant, adversely affect such participant’s rights with respect to amounts then accrued in his/her account.

8.	Federal Income Taxes

The Plan’s grantor trust is not qualified under Section 401 of the Internal Revenue Code.  Under Section 671 of the Internal Revenue Code, items of income, deduction or credit in a grantor trust are treated as belonging to the grantor.  These items are reported on the income tax return of the grantor, AVX Corporation.  Participants must include distributions in taxable income at the time of withdrawal.

9.	Transactions with Related Parties

All transactions in the funds that include AVX common stock and Kyocera ADS are related-party transactions.

Amounts of ADS of Kyocera Corporation, the Company’s majority shareholder, held by the Plan at December 31 are as follows:

Kyocera	2016	2015
Shares	322	276
Market Value per Share	$49.78	$46.11
Market Value	16,029	12,726

Amounts of AVX Corporation common stock held by the Plan at December 31 are as follows:

AVX	2016	2015
Shares	18,255	20,485
Market Value per Share	$15.63	$12.14
Market Value	285,326	248,688

10.	Risks and Uncertainties

The Plan provides for various investment options in common stocks, a money market fund, a guaranteed deposit fund, and in registered investment companies which invest in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Financial Condition with Fund Information.  The market value of the Plan’s assets is included as an asset and a liability on the Company’s balance sheet because the Plan’s assets are available to AVX’s general creditors in the event of the Company’s insolvency.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

 (Name of Plan)

BY:	/s/ Michael E. Hufnagel
Michael E. Hufnagel Vice President of Corporate Finance

Date: March 22, 2017

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

SCHEDULE I - INVESTMENTS

As of December 31, 2016

Description	Number of shares/units	Market Value

New York Life Guaranteed Deposit Account, at contract value*	$ 1,263,305	$ 1,263,305
AVX Corporation Common Stock	18,255	285,326
Kyocera Corporation ADS	322	16,029
BlackRock Inflation Protected Bond	10,442	110,896
BlackRock Total Return Institutional Fund	134,758	1,560,499
MainStay S&P 500 Index Fund	1,185	54,813
American EuroPacific Growth Fund	5,686	251,626
Janus Balanced Fund	19,060	557,518
Wells Fargo Special Mid Cap Value Fund	9,842	351,754
MainStay Large Cap Growth Fund	43,512	371,593
Mass Mutual Premier Small Cap Opportunities Fund	5,224	76,370
Oppenheimer Developing Markets Fund	2,287	73,128
Columbia Select Large Cap Value Fund	29,683	712,106
PIMCO Money Market Fund	9,099	9,099
Total Investments		$ 5,694,062

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